Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

FOR IMMEDIATE RELEASE

Lam Research Corporation Contact:

Shanye Hudson, Director, Investor Relations, phone: 510/572-4589, e-mail: shanye.hudson@lamresearch.com

Lam Research Corporation Announces Financial Results for the Quarter Ended December 25, 2011

FREMONT, Calif., January 25, 2012—Lam Research Corporation’s (NASDAQ: LRCX) highlights for the December 2011 quarter were:

Lam Research Corporation

Financial Highlights for the Quarter Ended December 25, 2011

(in thousands, except per share data and percentages)

	U.S. GAAP	Non-GAAP

Revenue:	$583,981	$583,981

Operating Margin:	8.1%	9.2%

Net Income:	$33,212	$41,013

Diluted EPS:	$0.27	$0.34

Lam Research Corporation today announced financial results for the quarter ended December 25, 2011. Revenue for the period was $584.0 million, gross margin was $234.8 million, or 40.2%, operating expenses were $187.3 million, and net income was $33.2 million, or $0.27 per diluted share, compared to revenue of $680.4 million, gross margin of $283.9 million, or 41.7%, operating expenses of $184.5 million, and net income of $71.8 million, or $0.58 per diluted share, for the September 2011 quarter. Shipments for the December 2011 quarter were $563 million compared to $580 million during the September 2011 quarter.

In addition to U.S. Generally Accepted Accounting Principles (GAAP) results, this commentary contains non-GAAP financial measures. The Company’s non-GAAP results for both the December 2011 and September 2011 quarters exclude the amortization of convertible note discounts and certain costs for restructuring and impairments. Additionally, the Company’s non-GAAP results for the December 2011 quarter exclude certain acquisition related costs. Management uses non-GAAP gross margin, operating income, operating expenses, operating margin, net income, and net income per diluted share to evaluate the Company’s operating and financial results. The Company believes the presentation of non-GAAP results is useful to investors for analyzing business trends and comparing performance to prior periods, along with enhancing the investors’ ability to view the Company’s results from management’s perspective. Tables presenting reconciliations of non-GAAP results to U.S. GAAP results are included at the end of this press release and on the Company’s web site at http://investor.lamresearch.com.

Non-GAAP net income was $41.0 million, or $0.34 per diluted share, in the December 2011 quarter compared to non-GAAP net income of $78.3 million, or $0.63 per diluted share, for the September 2011 quarter. Non-GAAP gross margin for the December 2011 quarter was $234.0 million, or 40.1%, compared to non-GAAP gross margin of $283.9 million, or 41.7%, for the September 2011 quarter. The sequential decrease in gross margin was due to both lower factory and field utilization as a result of the decline in business volumes and product mix. Non-GAAP operating expenses for the December 2011 quarter decreased to $180.4 million compared with the September 2011 quarter of $182.8 million as a result of reductions in variable compensation associated with the operating income level.

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Lam Announces Financial Results for the December 2011 Quarter

The geographic distribution of shipments and revenue during the December 2011 quarter is shown in the following table:

Region	Shipments	Revenue
North America	19%	18%

Europe	8%	9%

Japan	10%	14%

Korea	37%	34%

Taiwan	18%	17%

Asia Pacific	8%	8%

Cash and cash equivalents, short-term investments and restricted cash and investments balances were $2.4 billion at the end of the December 2011 quarter, compared to $2.2 billion at the end of the September 2011 quarter. The increase in cash and cash equivalents, short-term investments and restricted cash and investments balances during the quarter was primarily due to operating activities and the cash settlement of a stock repurchase agreement. Cash flows from operating activities were approximately $169.0 million or 29% of revenue during the December 2011 quarter. Deferred revenue and deferred profit balances at the end of the December 2011 quarter increased to $191.8 million and $117.3 million, respectively. Lam’s deferred revenue balance does not include shipments to Japanese customers, to whom title does not transfer until customer acceptance. Shipments to Japanese customers are classified as inventory at cost until the time of acceptance. The anticipated future revenue from shipments to Japanese customers was approximately $15.5 million as of December 25, 2011.

“Lam delivered solid financial results in the December quarter consistent with expectations, supported by initial leading edge capacity shipments across all segments,” said Martin Anstice, Lam’s president and chief executive officer. “Throughout 2011, we executed on our long-term growth strategy by investing in the technology and productivity solutions that address our customers’ most critical needs and position Lam to solidify and grow its position in etch and single-wafer clean. In addition, as announced in December, we plan to extend our product and services portfolio and leadership in wafer fab equipment via the acquisition of Novellus Systems. We believe that the complementary market positions, technologies, product capabilities and leadership of both companies will provide more comprehensive and faster solutions to our customers and provide improved financial performance for our shareholders,” Anstice concluded.

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Lam Announces Financial Results for the December 2011 Quarter

Participants in the Solicitation

The directors and executive officers of Lam Research and Novellus Systems, Inc. (“Novellus,” and together with Lam Research and their subsidiaries, the “Merged Company”) may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed merger of Lam Research and Novellus (the “Merger”). Lam Research plans to file the registration statement that includes the joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) in connection with the solicitation of proxies to approve the proposed transaction. Information regarding Lam Research’s directors and executive officers and their respective interests in Lam Research by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus Systems’ directors and executive officers and their respective interests in Novellus Systems by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

How to Find Further Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Lam Research and Novellus Systems that also constitutes a prospectus of Lam Research. Lam Research and Novellus Systems will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam Research and Novellus Systems. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LAM RESEARCH AND NOVELLUS SYSTEMS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam Research or Novellus Systems with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.Lam Research.com and www.Novellus.com, respectively.

Caution Regarding Forward-Looking Statements

Statements made in this press release that are not statements of historical fact are forward-looking statements and are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate, but are not limited, to the anticipated revenue from shipments to Japanese customers, the closure of our acquisition of Novellus Systems and the benefits of that acquisition, such as faster customer solutions and better financial performance for our shareholders. Some factors that may affect these forward-looking statements include: the shareholder votes on the planned Novellus acquisition, business conditions in the consumer electronics industry, the semiconductor industry and the overall economy; the strength of the financial performance of our existing and prospective customers; the introduction of new and innovative technologies; the occurrence and pace of technology transitions and conversions; the actions of our competitors, consumers, semiconductor companies and key suppliers and subcontractors; and the success of research and development and sales and marketing programs. These forward-looking statements are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks detailed in documents filed by us with the Securities and Exchange Commission, including specifically our report on Form 10-K for the year ended June 26, 2011 and the report on Form 10-Q for the three months ended September 25, 2011. These uncertainties and changes could cause actual results to vary from expectations. The Company undertakes no obligation to update the information or statements made in this press release.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Lam Research, Novellus Systems, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Lam Research or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Lam Research Corporation is a major supplier of wafer fabrication equipment and services to the world’s semiconductor industry, where the company has been advancing semiconductor manufacturing for more than 30 years. As a technology and market share leader in plasma etch and single-wafer clean, Lam Research is leveraging its combined expertise to address some of today’s most advanced semiconductor processing challenges. Headquartered in Fremont, Calif., Lam Research maintains a global network of service facilities throughout North America, Asia, and Europe to meet the complex and changing needs of its global customer base. Lam’s common stock trades on The NASDAQ Global Select MarketSM under the symbol LRCX. Lam is a NASDAQ-100® company. For more information, visit http://www.lamresearch.com.

Consolidated Financial Tables Follow

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Lam Announces Financial Results for the December 2011 Quarter

LAM RESEARCH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data and percentages)

(unaudited)

	Three Months Ended			Six Months Ended
	December 25, 2011	September 25, 2011	December 26, 2010	December 25, 2011	December 26, 2010
Revenue	$583,981	$680,436	$870,714	$1,264,417	$1,676,588

Cost of goods sold	350,014	396,553	463,281	746,567	891,829
Cost of goods sold - restructuring and asset impairments	(859)	—	—	(859)	—

Total costs of goods sold	349,155	396,553	463,281	745,708	891,829

Gross margin	234,826	283,883	407,433	518,709	784,759
Gross margin as a percent of revenue	40.2%	41.7%	46.8%	41.0%	46.8%
Research and development	104,024	102,559	90,477	206,583	176,830
Selling, general and administrative	83,256	80,200	75,852	163,456	147,994
Restructuring and impairments	—	1,725	—	1,725	(5,163)

Total operating expenses	187,280	184,484	166,329	371,764	319,661

Operating income	47,546	99,399	241,104	146,945	465,098
Operating margin as a percent of revenue	8.1%	14.6%	27.7%	11.6%	27.7%
Other income (expense), net	(7,785)	(12,073)	1,038	(19,858)	59

Income before income taxes	39,761	87,326	242,142	127,087	465,157
Income tax expense	6,549	15,488	20,286	22,037	49,577

Net income	$33,212	$71,838	$221,856	$105,050	$415,580

Net income per share:
Basic net income per share	$0.28	$0.58	$1.80	$0.87	$3.37

Diluted net income per share	$0.27	$0.58	$1.78	$0.86	$3.32

Number of shares used in per share calculations:
Basic	119,739	123,130	123,101	121,435	123,384

Diluted	120,873	124,049	124,786	122,382	124,999

Lam Announces Financial Results for the December 2011 Quarter

LAM RESEARCH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 25, 2011	September 25, 2011	June 26, 2011
	(unaudited)	(unaudited)	(1)
ASSETS
Cash and cash equivalents	$1,506,928	$1,339,318	$1,492,132
Short-term investments	712,856	713,087	630,115
Accounts receivable, net	462,243	523,240	590,568
Inventories	373,130	396,301	396,607
Deferred income taxes	78,479	78,330	78,435
Other current assets	79,215	81,740	85,408

Total current assets	3,212,851	3,132,016	3,273,265
Property and equipment, net	272,409	266,411	270,458
Restricted cash and investments	165,217	165,239	165,256
Deferred income taxes	4,184	4,718	3,892
Goodwill and intangible assets	207,568	212,087	216,616
Other assets	115,918	117,870	124,380

Total assets	$3,978,147	$3,898,341	$4,053,867

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities	$593,605	$591,981	$680,759

Long-term debt, convertible notes, and capital leases	$749,078	$743,252	$738,488
Income taxes payable	115,616	116,509	113,582
Other long-term liabilities	57,104	56,717	51,193
Stockholders’ equity	2,462,744	2,389,882	2,469,845

Total liabilities and stockholders’ equity	$3,978,147	$3,898,341	$4,053,867

(1)	Derived from audited financial statements

Lam Announces Financial Results for the December 2011 Quarter

LAM RESEARCH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended			Six Months Ended
	December 25, 2011	September 25, 2011	December 26, 2010	December 25, 2011	December 26, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$33,212	$71,838	$221,856	$105,050	$415,580
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	22,372	21,360	18,663	43,732	36,611
Deferred income taxes	(633)	—	(3,039)	(633)	(3,822)
Restructuring and impairment charges, net	(859)	1,725	—	866	(5,163)
Equity-based compensation expense	18,224	17,744	12,759	35,968	25,768
Income tax benefit on equity-based compensation plans	470	659	(918)	1,129	4,165
Excess tax benefit on equity-based compensation plans	(204)	(1,951)	711	(2,155)	(3,228)
Amortization of convertible note discount	6,671	6,593	—	13,264	—
Impairment of investment	—	1,724	—	1,724	—
Loss on equity method investment	202	—	—	202	—
Other, net	881	1,423	(1,600)	2,304	(3,564)
Changes in operating assets and liabilities:	88,680	(34,215)	(62,849)	54,465	(25,020)

Net cash provided by operating activities	169,016	86,900	185,583	255,916	441,327

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures and intangible assets	(26,682)	(15,732)	(38,025)	(42,414)	(57,155)
Net sales/maturities (purchases) of available-for-sale securities	(4,194)	(85,259)	(1,160)	(89,453)	(25,666)
Purchase of equity method investment	(10,740)	—	—	(10,740)	—
Receipt of loan payments	8,375	—	—	8,375	—
Proceeds from sale of assets	2,677	—	1,544	2,677	1,544
Transfer of restricted cash and investments	3	17	—	20	(10)

Net cash used for investing activities	(30,561)	(100,974)	(37,641)	(131,535)	(81,287)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt and capital lease obligations	(1,576)	(1,564)	(78)	(3,140)	(3,411)
Excess tax benefit on equity-based compensation plans	204	1,951	(711)	2,155	3,228
Net cash received in settlement (paid in advance for) stock repurchase contracts	51,005	(75,000)	(50,000)	(23,995)	(50,000)
Treasury stock purchases	(20,642)	(72,053)	(4,151)	(92,695)	(148,946)
Reissuances of treasury stock related to employee stock purchase plan	—	8,858	—	8,858	7,155
Proceeds from issuance of common stock	1,311	164	3,407	1,475	4,242

Net cash provided by (used for) financing activities	30,302	(137,644)	(51,533)	(107,342)	(187,732)

Effect of exchange rate changes on cash	(1,147)	(1,096)	4,370	(2,243)	10,985
Net increase (decrease) in cash and cash equivalents	167,610	(152,814)	100,779	14,796	183,293
Cash and cash equivalents at beginning of period	1,339,318	1,492,132	628,281	1,492,132	545,767

Cash and cash equivalents at end of period	$1,506,928	$1,339,318	$729,060	$1,506,928	$729,060

Lam Announces Financial Results for the December 2011 Quarter

Reconciliation of U.S. GAAP Net Income to Non-GAAP Net Income

(in thousands, except per share data)

(unaudited)

	Three Months Ended	Three Months Ended
	December 25, 2011	September 25, 2011
U.S. GAAP net income	$33,212	$71,838
Pre-tax non-GAAP items:
Restructuring and impairments - cost of goods sold	(859)	—
Restructuring and impairments - operating expenses	—	1,725
Acquisition costs - operating expenses	6,860	—
Amortization of convertible note discount - other income (expense), net	6,671	6,593
Impairment of investment - other income (expense), net	—	1,724
Net tax benefit on non-GAAP items	(4,871)	(3,615)

Non-GAAP net income	$41,013	$78,265

Non-GAAP net income per diluted share	$0.34	$0.63

Number of shares used for diluted per share calculation	120,873	124,049

Reconciliation of U.S. GAAP Gross Margin, Operating Expenses and Operating Income to Non-GAAP Gross Margin,

Operating Expenses and Operating Income

(in thousands, except percentages)

(unaudited)

	Three Months Ended	Three Months Ended
	December 25, 2011	September 25, 2011
U.S. GAAP gross margin	$234,826	$283,883
Pre-tax non-GAAP items:
Restructuring and impairments - cost of goods sold	(859)	—

Non-GAAP gross margin	$233,967	$283,883

U.S. GAAP gross margin as a percentage of revenue	40.2%	41.7%
Non-GAAP gross margin as a percentage of revenue	40.1%	41.7%

U.S. GAAP operating expenses	$187,280	$184,484
Pre-tax non-GAAP items:
Restructuring and impairments - operating expenses	—	(1,725)
Acquisition costs - operating expenses	(6,860)	—

Non-GAAP operating expenses	$180,420	$182,759

Non-GAAP operating income	$53,547	$101,124

Non-GAAP operating margin as a percent of revenue	9.2%	14.9%